FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 4, 2002 announcing the main resolutions to be presented for shareholders' approval at the Annual General Meeting of March 27, 2002 in Amsterdam.


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                                 PRESS RELEASE

                              COMMUNIQUE DE PRESSE

                                COMUNICATOSTAMPA

                               PRESSEINFORMATION


PR No. C1163H

                 STMicroelectronics Reports on Main Resolutions
                        to be Proposed at Annual Meeting


Geneva, March 4, 2002 - STMicroelectronics (NYSE: STM) announced that the following main resolutions will be presented for shareholders' approval at the Company's Annual General Meeting, which will be held on Wednesday, March 27, 2002, in Amsterdam.

These resolutions include:
 -  Distribution of a Cash Dividend
    The Company will propose the distribution of a cash dividend of $0.04 per share, consistent with last year's cash dividend payment.
    The record and payment dates will be announced following the Annual General Meeting.
 - Reappointment of Mr. Pasquale Pistorio for a 3-year term as the Company's President and Chief Executive Officer.
 -  Reappointment of current Supervisory Board Members for a 3-year term.
 -  Renewal of Pricewaterhousecoopers' mandate as auditors for a 3-year term.

All 3-year terms shall end on the date of the Annual General Meeting in 2005.

All proxy and related shareholder materials will be made available by the morning of March 5, 2002, on the Company's website: www.st.com

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net


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revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager Europe
Tel: +41.22.929.6945                    Tel. +33.4.50.40.24.30
Fax: +41.22.929.6950                    Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com             benoit.de-leusse@st.com


Morgen-Walke Europe
Lorie Lichtlen                          Jean-Benoit Roquette/Nicole Curtin
Media Relations                         Investor Relations
Tel. +33.1.47.03.68.10                  Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                   jbroquette@mweurope.com/
llichtlen@mweurope.com                  ncurtin@weurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2002                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer